650 Page Mill Road Palo Alto, CA 94304-1050 650.493.9300 650.493.6811 www.wsgr.com

February 16, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Kristin Lochhead
Terence O’Brien
Margaret Schwartz
Laura Crotty

Re:	4D Pharma plc
Registration Statement on Form F-4/A
Submitted January 28, 2021
File No. 333-250986

Ladies and Gentlemen:

On behalf of our client, 4D Pharma plc (“4D Pharma” or the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated February 9, 2021, relating to the above referenced Registration Statement on Form F-4 (the “Registration Statement”). We are concurrently submitting via EDGAR this letter and a revised Registration Statement in an Amendment No. 3 (the “Amendment”).

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for page references appearing in the headings and Staff comments below (which are references to the Registration Statement submitted on January 28, 2021), all page references herein correspond to the Amendment.

austin beijing boston brussels hong kong london los angeles new york palo alto san diego san francisco seattle shanghai washington, dc wilmington, de

Securities and Exchange Commission

February 16, 2021

Amendment No. 2 to Registration Statement on Form F-4 Submitted on January 28, 2021

Exhibits

1.	We note your response to our prior comment number 2 and your tax opinion filed as Exhibit 8.1. Please further address the following:

•	Please revise your disclosure to clearly express an opinion on the U.S. federal tax treatment of the transaction. As currently drafted you state that the transaction "is intended to qualify" as a reorganization but express no actual opinion. If there is a lack of authority directly addressing the tax consequences of the transaction, conflicting authority or significant doubt about the tax consequences you may issue a “should” or “more likely than not” opinion to make clear that the opinion is subject to a degree of uncertainty. Refer to Staff Legal Bulletin No. 19, Section III.C.4.

•	Your tax opinion filed as Exhibit 8.1 excludes “any statements regarding the classification of either the Company or Longevity as a 'passive foreign investment company' for United States federal income tax purposes.” As noted in Staff Legal Bulletin No. 19, Section III.C.1., your tax opinion should address and express a conclusion for each material federal tax consequence, or if the author of the opinion is unable to opine on a material tax consequence, the opinion should state this fact clearly. Please revise your disclosure both in the Risk Factors on pages 44 and 93 and in the Material Tax Consequences section starting on page 144 to comply, and revise Exhibit 8.1 accordingly.

In response to the Staff’s comment, and as discussed by telephone with the staff on February 11, the Company has revised the disclosure on pages 27, 36, 44, 93, 144, 146, 147, and in Exhibit 8.1 to (1) state clearly that no legal opinion can be provided regarding either (a) the status of the transaction as a tax free reorganization or (b) the status of Longevity or 4D Pharma as a “passive foreign investment company” for United States federal income tax purposes, (2) indicate the respective reasons for the inability to opine on such matters, and (3) describe the possible alternatives and risks to investors of such tax consequences, each in accordance with the last paragraph of Item C.1. of Staff Legal Bulletin 19.

2.	Please remove the assumptions contained in Section 3.1(i), (j), (k), (l), (o), (p), (q) and (s) of your Exhibit 5.1 legal opinion. Alternatively, explain and support each assumption, as they appear to be overly broad or inappropriate. Refer to Section II.B.3.a. of Staff Legal Bulletin No. 19 regarding permissible assumptions.

In response to the Staff’s comment, the Company has included a revised opinion of Pinsent Masons LLP as Exhibit 5.1 to the Registration Statement. The legal opinion has been revised to remove the assumptions contained in Section 3.1(o), (q) and (s) and to revise the assumptions in Section 3.1(i), (j) and (p). We respectfully advise the Staff that we believe that the assumptions that remain in the revised opinion are consistent with assumptions contained in English law opinions on similar transactions. In this regard, we further advise the Staff as follows (all paragraph references are to the revised version of the opinion):

Assumption 3.1(i) is forward looking. The Searches (as defined) were carried out immediately prior to dating the opinion. However, the issue and allotment of the New Shares (as defined) and the assumption of the New Warrants (as defined) will occur following the Company shareholder meeting. There is also a delay between a filing being made and it showing up in the Searches. The opinion therefore has to assume that the results of the Searches, as carried out immediately prior to issuing the opinion, remain the results if those same Searches are carried out immediately prior to the allotment of the New Shares and the assumption of the New Warrants. If this assumption was not included, and the Searches were carried out again following the Company shareholder meeting and indicated that the Company had been wound up, it would then not be possible for the Company to issue the New Shares or assume the New Warrants.

Assumptions 3.1(k) and 3.1(l) are required because they each refer to meetings that, as at the date of the opinion, will not yet have been held. The notice convening the general meeting of shareholders will only be mailed to shareholders after the Form F-4 has been declared effective. As such, it is necessary to assume that that meeting will be properly convened and quorate throughout so that any resolutions that are passed by shareholders are done so validly. Without the relevant resolutions being passed, the directors of the Company will not have the authority to allot the New Shares or assume the New Warrants. Similarly, the board meeting referred to in 3.1(k) can only take place after the general meeting of shareholders. At this board meeting, the directors, having been authorized by the shareholders to issue the New Shares and assume the New Warrants, will be able to allot the New Shares and assume New Warrants in accordance with the terms of the Merger Agreement. In order to opine that the New Shares and the New Warrants have been validly issued and allotted or assumed, as the case may be, both the general meeting of shareholders and the board meeting need to have been properly convened and held, with the necessary quorum of shareholders and directors, respectively, and the relevant resolutions having been passed and not revoked.

Securities and Exchange Commission

February 16, 2021

General

3.	We note your response to prior comment 5 but are unable to agree. In our view, the issuance of the warrants is a Section 2(a)(3) disposition for value. Thus, please revise your registration statement to register the issuance of the warrants.

In response to the Staff’s comment, the Company has revised the registration statement to register the warrants, including adding the warrants to the fee table on the cover page to the Registration Statement and a adding a description of the warrants (and the assumption by 4D Pharma) on page 240.

* * * *

Securities and Exchange Commission

February 16, 2021

Please direct any questions regarding the Company’s responses or the Amendment to me at (650) 565-3514 or bfinkelstein@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI Professional Corporation

/s/ Bradley L. Finkelstein
Bradley L. Finkelstein

cc:	Duncan Peyton, 4D Pharma plc

Steven Bernard, Wilson Sonsini Goodrich & Rosati, P.C.

Melissa Rick, Wilson Sonsini Goodrich & Rosati, P.C.